Mayer Brown LLP

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www.mayerbrown.com

November 8, 2018 VIA EDGAR AND OVERNIGHT DELIVERY

Heather Percival Russell Mancuso U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	InMode Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 11, 2018 CIK No. 0001742692

Dear Ms. Percival and Mr. Mancuso:

This letter is being furnished on behalf of InMode Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated October 25, 2018, to Moshe Mizrahy, Chief Executive Officer of the Company, with respect to the above-referenced amended Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby confidentially submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 3. We have enclosed a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the Company’s initial submission of the Registration Statement.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission

November 8, 2018

Risk Factors, page 13

1.	Please expand your response to prior comment 4 to provide us your analysis of the value of your investment securities as a percentage of total assets (exclusive of Government securities and cash items) on an unconsolidated basis as of the date of the latest balance sheet that you have included in your registration statement. If you may be deemed an investment company under section 3(a)(1)(C) of the Investment Company Act as of that date, please add risk factor disclosure concerning the potential investment company status. In the disclosure, include a description of why you may qualify as an investment company and the consequences if you are deemed to be an investment company. If appropriate, you may also include disclosure reflecting the substance of the last sentence of your response to prior comment 4.

Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “1940 Act”), defines an investment company as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. Government securities and cash items).” As of December 31, 2017 and 2016, the Company held approximately 34.1% and 16.2%, respectively, of its total assets (excluding U.S. government securities and cash items) in investment securities. As of September 30, 2018 (the date of the latest balance sheet included in the Registration Statement), the Company held approximately 51.2% of its total assets (excluding U.S. government securities and cash items) in investment securities in part due to the absence of an investment policy restricting the Company’s investments in certain securities. The Company informs the Staff that, since September 30, 2018, it has reduced, and expects to continue reducing, its holding of investment securities. Following the offering, the Company also intends to deploy cash on hand and proceeds from the offering to hire additional sales and marketing personnel and expand its global sales and marketing programs, and to fund its research and development activities, all of which will affect the amounts held in investment securities.

Rule 3a-2 under the 1940 Act provides temporary relief from the registration requirements of the 1940 Act to an issuer that, on a transient basis, is deemed to be an investment company. The transient investment company exemption may be relied upon for a period of up to one year by an issuer that can demonstrate a bona fide intent to be, as soon as is reasonably possible, engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in investment securities. As described in Amendment No. 3, the Company does not intend to engage primarily in the business of investing, reinvesting, owning, holding or trading in investment securities but rather intends to engage primarily in the business of producing and distributing medical aesthetics products and solutions. The Company has revised the Registration Statement to disclose that the Company intends to reduce its holdings of investment securities to less than 40% of its total assets (excluding U.S. government securities and cash items) immediately following the consummation of this offering and prior to the expiration of the one-year temporary relief. The Company’s board of directors is further expected to adopt an investment policy prior to the consummation of this offering that restricts the Company’s ability to acquire investment securities above the 40% limit set forth in Section 3(a)(1)(C) of the 1940 Act in order to prevent the Company from being deemed an investment company in the future.

Additionally, the Company has revised the Registration Statement on page 20 to include the associated risk factors concerning investment company status.

U.S. Securities and Exchange Commission

November 8, 2018

The use, misuse or off-label use of our products..., page 31

2.	In an appropriate section of your prospectus, please address that part of prior comment 9 seeking clarification of the conditions and procedures for which you have received the required regulatory clearances to market your products. Also, please expand your response to tell us which “certain women’s health conditions and procedures” were addressed in the letter from the FDA and the nature of the “certain statements” that you have modified.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 31. The Company also advises the Staff that the “certain women’s health conditions and procedures” and “certain statements” addressed in the FDA letter relate to the use of the following three terms in the Company’s previous marketing materials for the treatment indications for the FormaV and FractoraV handpieces, which have since been removed from all Company marketing and promotional materials: “sexual dysfunction,” “vaginal rejuvenation” and “urinary stress incontinence.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

3.	Please expand your response to prior comment 1 to tell us whether the products you disclose have contributed equally to your business in each period presented, excluding the disclosed effect of new products. It is unclear whether any disclosed product has contributed disproportionately to your business or whether a product’s significance to your business has changed during the periods presented. In this regard, your revised disclosure on page 85 appears to indicate that you have determined that amount of your business involving the Fractora handpiece; please tell us the portion of your business derived from that product.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 52 to provide certain per product disclosure with respect to U.S. sales. Outside of the United States, the Company offers alternative versions of its products and solutions that are specifically tailored to the requested preferences and needs of its international distributors and users. As a result, the Company is unable to aggregate international sales of its customized products and solutions with the U.S. product sales of fixed platforms provided in Amendment No. 3. The Company has also revised the Registration Statement on pages 87 and 96 to indicate why it believes the Syneron litigation, which involves the Fractora handpiece, will not materially impact its competitive position.

U.S. Securities and Exchange Commission

November 8, 2018

Components of Our Results of Operations, page 52

4.	Please expand your response to prior comment 14 to tell us the percentage of your revenue derived from the United States in your fiscal year ended December 31, 2016.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 52 to disclose the percentage of revenues derived from sales in the United States for the fiscal year ended December 31, 2016.

5.	Please expand your response to prior comment 15 to tell us the extent of your revenue from consumables in 2016. Also please note that disclosure might be required before the period mentioned in the last sentence of your response to prior comment 15.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 52 to disclose revenues from consumables in 2016.

Our Solution, page 71

6.	We note your response to prior comment 18. Please balance your disclosure that you believe the results are significant with the information in response 24 to your letter to us dated September 7, 2018 indicating that the data does not provide you sufficient quantitative data to determine statistical significance.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 2, 4, 69 and 77 to note that because these were third-party studies, we do not have access to any raw data to conduct any quantitative analyses.

Joint Venture Equity Interest Conversion and Notice Rights, page 112

7.	We note your response to prior comment 24. Please revise to disclose the redemption feature and the specific terms that make the non-controlling interests redeemable, and clarify who holds the option to redeem the interest.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 114 and 115 to (i) disclose the reason for treating the conversion right as a redeemable non-controlling interest, (ii) disclose the liquidation preference in favor of the non-controlling partner in the Chinese joint venture and (iii) note that the waiver granted by the non-controlling partner in the Chinese joint venture is conditioned on this offering being consummated within six months of the date of such waiver, September 12, 2018.

While the non-controlling partner has the right to convert its equity interest into the Company’s ordinary shares, the Company considered the guidance in ASC 815-40-25-7 through 25-35 to determine whether it can deliver the shares that could be required under such conversion right. Under ASC 815-40-25-11, if the Company does not completely control settlement by delivery of its own shares (i.e., it cannot satisfy the settlement in shares), cash settlement would be presumed. As such, the rights of the non-controlling party should be considered redeemable.

As a result of the conditional waiver of the conversion right and consistent with applicable accounting guidance, the Company continues to present the interest as a Redeemable Non-Controlling Interest on its consolidated balance sheets. The Company has also included disclosure related to the conditional nature of the waiver in the notes to its financial statements included in the Registration Statement on page F-37.

U.S. Securities and Exchange Commission

November 8, 2018

Exhibits

8.	Exhibit 10.12 appears to contemplate that the agreement will be followed be definitive documents. Please file the definitive documents. Also please (1) file the attachment missing from exhibit 10.12, and (2) tell us which exhibit represents the September 9, 2016 agreement mentioned in exhibit 10.14 and which section of which agreement addresses the termination that you mention in response to prior comment 11.

The Company acknowledges the Staff’s comment and advises the Staff that although the agreement in Exhibit 10.12 contemplates a definitive agreement, no such definitive agreement was ever entered into between the parties. The Company has refiled Exhibit 10.12 including the missing attachment with Amendment No. 3. The agreement dated September 9, 2016 referenced in Exhibit 10.14 is the Chinese joint venture agreement (the “Chinese JV Agreement”), which was filed as Exhibit 10.8 with Amendment No. 2. The signing date of the Chinese JV Agreement was September 6, 2016 and the closing date was January 11, 2017. The Company refers the Staff to section 15 of the Chinese JV Agreement, which refers to the closing taking place after the satisfaction of all closing conditions and deliverables. The Company also refers the Staff to the signature pages of the Indemnification Agreements included as exhibit 19.1.9 to the Chinese JV Agreement, which indicate the signing date of “06092016.” The termination mentioned in our response to prior comment 11 is addressed in section 27 of the Chinese JV Agreement, which states “Following the lockup period and prior to the consummation of an IPO of the securities of the Company, dispositions of equity rights in the Company shall be subject to Guangzhou Sino-Israel Bio-Industry Investment Fund’s right of first refusal.”

* * *

U.S. Securities and Exchange Commission

November 8, 2018

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

/s/ Anna Pinedo
Mayer Brown LLP

cc:	Brian Hirshberg Mayer Brown LLP

Moshe Mizrahy

Yair Malca
InMode Ltd.

Nathan Ajiashvili
Latham & Watkins LLP